EXHIBIT 99.1

Kinross provides operational and return of capital update

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

TORONTO, Sept. 23, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross” or the “Company”) today provided an operational, guidance and return of capital update. The Company now expects full-year 2026 and 2027 attributable production to be 2% to 3% below the low end of the previously disclosed guidance, with approximately 1.84 to 1.86 million gold equivalent ounces (“Au eq. oz.”) expected per year. The change to the Company’s 2026 guidance is concentrated at two smaller assets, La Coipa and Round Mountain, and is the result of extreme weather and operational challenges. The balance of the portfolio continues to perform well, led by Paracatu and Tasiast, the Company’s two largest, lowest-cost operations. Kinross expects third-quarter 2026 attributable production of approximately 425,000 Au eq. oz1.

Adjusting the Company’s 2026 cost guidance as a result of the updated production estimates, attributable production cost of sales1, 2 is expected to be approximately $1,420 to $1,460 per Au eq. oz. sold and attributable all-in sustaining cost1, 2 is expected to be approximately $1,850 to $1,900 per Au eq. oz. sold. Total operating and capital costs for the year remain on track despite higher oil prices.

Reflecting its strong cash flow outlook and balance sheet strength, Kinross is increasing its return of capital target from 40% to 50% of free cash flow to shareholders for 2026.

La Coipa, Chile

At La Coipa, a series of unprecedented winter weather events throughout the third quarter disrupted mining and milling activities. Continuing weather impacts have resulted in lower than planned mining rates and mill throughput into September.

The Company also saw higher than expected copper grades and lower than expected recoveries in some of the sulphide ore mined at La Coipa in the third quarter and has adjusted the production forecast for 2026 and 2027 to reflect lower recovery and stockpiling of some high copper material for potential future processing.

While the La Coipa mine plan includes processing of some higher copper sulphide ore blended with oxide ore through the existing circuit, a pre-feasibility study is underway to study the potential for the addition of a flotation circuit focused on the higher copper sulphide mineralization identified below multiple open pit mines at La Coipa. This transition from oxide to higher copper sulphide mineralization across multiple deposits in close proximity is also indicative of the potential for an underlying copper porphyry system, for which Kinross is actively exploring.

Weather and mining conditions have begun to stabilize, improving mining rates and the ability to blend, and the site is implementing a variety of measures to improve plant throughput and recovery with recent positive results.

_______________
1 Unless otherwise stated, production figures in this news release are on an attributable basis. “Attributable” includes Kinross’ 70% share of Manh Choh production, costs and capital expenditures. Financial figures include 100% of Manh Choh results except when denoted as attributable. Attributable production, attributable cost of sales and attributable all-in sustaining cost figures are non-GAAP financial measures and ratios and have no standardized meaning under International Financial Reporting Standards and therefore, may not be comparable to similar measures presented by other issuers. Please see the Company’s most recently filed Management’s Discussion and Analysis section 11 for a reconciliation of the Company’s attributable production cost of sales per Au eq. oz. sold and attributable all-in sustaining cost per Au eq. oz. sold to their related GAAP ratios.
2 Assumptions used to update the Company’s cost guidance include a gold price of $4,350 per ounce, an oil price of $100 per barrel, and foreign exchange rates of 5.10 Brazilian reais, 920 Chilean pesos, and 40 Mauritanian ouguiyas to the U.S. dollar for the remainder of 2026.

Round Mountain, United States

At Round Mountain Phase S, lower mining rates and lower than expected grades and recoveries have reduced annual production expectations in 2026 and 2027. The lower mining rates result in a deferral of higher-grade Phase S ore into future periods, while the lower mill grade and recoveries result in a loss of production versus prior estimates. The operation is focused on implementing initiatives to improve the mill grade, recovery and mining rates.

Phase S is being mined as a bridge to longer-term operations at Phase X underground. Grades, recoveries and production are expected to improve as the Phase X underground ramps up and higher-grade ore is blended with Phase S ore. The Company has recently seen positive results from infill drilling at Phase X indicating higher ounces than expected in the early stoping horizons. Phase X remains on track and is expected to contribute production as planned in 2028.

Portfolio performance

Paracatu and Tasiast, the Company’s two largest, lowest-cost operations, continue to deliver strong performance and are expected to produce a combined 1.1 million ounces for the fifth consecutive year, in line with previously disclosed guidance, supporting significant free cash flow generation. The revised 2026 and 2027 outlook is concentrated at La Coipa and Round Mountain and does not change the quality of the Company’s broader portfolio or its ability to generate strong cash flow.

Kinross continues to advance its pipeline of development projects on schedule, including its U.S. projects, Great Bear and Lobo-Marte while maintaining a strong balance sheet and its disciplined approach to capital allocation. In 2028, Kinross expects to benefit from the commencement of production at Phase X and Curlew, while Tasiast advances into the higher-grade portion of the orebody at the bottom of the open pit. Together, these opportunities support the Company’s delivery of sustainable, long-term value through the execution of its grade enhancement strategy.

Increasing shareholder returns

The Company also continues to return meaningful capital to shareholders through share buybacks and dividends. Reflecting its strong cash flow outlook and balance sheet strength, Kinross is increasing its return of capital target by 25%, from 40% to 50%, of free cash flow for 2026, reinforcing the Company’s commitment to returning capital to shareholders. To date in 2026, Kinross has returned approximately $800 million to shareholders, including approximately $655 million in share repurchases. Since the first quarter of 2025, Kinross has returned more than $1.5 billion to shareholders and has repurchased more than 4% of its outstanding shares.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Senior Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to: statements with respect to our guidance for production and cost of sales, including attributable production costs of sales, attributable all-in sustaining cost of sales, and total costs; anticipated returns of capital to shareholders, including the Company’s statement targeting share buybacks for 2026 of 50% of free cash flow; the Company’s liquidity; the Company’s expectations regarding mining, milling and recoveries and its ability to mitigate ongoing operational and recovery issues at La Coipa and Round Mountain and the Company’s ability to advance its pipeline of development projects on schedule. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2025, and the Annual Information Form dated March 26, 2026 as well as: there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; the effectiveness of mitigation and remediation efforts targeting ongoing operational and recovery issues meeting the Company’s expectations; and the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained returns of capital. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2025, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 26, 2026. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold1, 3.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold1.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $60 impact on Chilean attributable production cost of sales per equivalent ounce sold1.

A $10 per barrel change in the price of oil would be expected to result in an approximate $10 impact on attributable production cost of sales per equivalent ounce sold1.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold1 as a result of a change in royalties.

_______________
3 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

Source: Kinross Gold Corporation